UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 17, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM SHAREHOLDERS APPROVE INTERIM DIVIDENDS

Moscow and New York ( December 17, 2009)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services operating in Russia, the Commonwealth of Independent States (CIS) and South-East Asia announced that at its Extraordinary General Shareholders Meeting (EGSM) held today in Moscow shareholders approved the payment of an interim cash dividend based on the Company’s operating results for the nine months ending on September 30, 2009. Holders of approximately 82% of the Company’s shares were represented at the EGSM. The shareholders approved a payment of 190.13 rubles per common share (or approximately US$0.32 per American Depositary Share (ADS) based on the Russian Central Bank exchange rate as of December 17, 2009), amounting to a total of approximately RUR 9.75 billion (or approximately US$322.87 million based on the Russian Central Bank exchange rate as of December 17, 2009), to be payable within 60 days of the EGSM. The shareholders also approved a payment of 0.075 kopeck per type “A” preferred share, amounting to a total of approximately RUR0.48 million (or approximately US$0.02 million based on the Russian Central Bank exchange rate as of December 17, 2009), to be payable within 60 days of the EGSM. VimpelCom will, in accordance with Russian tax legislation, withhold a tax of up to 15% on the dividend amount when payable. The exact amount of the withholding will vary depending on the recipient’s legal status and jurisdiction.

VimpelCom will submit a copy of the voting results of the EGSM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. The copy of the voting results will be also available at http://vimpelcom.com/investor/materials.wbp

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADRs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com